Decorize, Inc.
1938 East Phelps
Springfield, Missouri 65802

February 1, 2008

Via EDGAR and Facsimile: (202) 772-9202

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mara Ransom, Legal Branch Chief
John Fieldsend, Staff Attorney

Re:	Decorize, Inc.
Registration Statement on Form SB-2 (File No. 333-140794) - Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, Decorize, Inc. (the “Company”), as the registrant of the above-captioned registration statement, hereby respectfully requests that the effective time of the above-referenced registration statement be accelerated to 9:00 a.m., Eastern time, on Friday, February 1, 2008, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DECORIZE, INC.

By:	/s/ Steve Crowder
Name: Steve Crowder
Title: President and Chief Executive Officer